

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 28, 2016

<u>Via E-mail</u>
Claire W. Tucker
President and Chief Executive Officer
CapStar Financial Holdings, Inc.
201 4th Avenue North, Suite 950
Nashville, TN 37219

> **Re: CapStar Financial Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 1, 2016**
> **CIK No. 0001676479**

Dear Ms. Tucker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus summary

Strategic Acquisitions, page 2

2.   Please disclose whether or not you currently have any agreements, arrangements or understandings to make any significant acquisitions.

Our Competitive Strengths, page 6

3.   The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, and without limitation, please balance your discussion of your asset quality with a discussion of the added risks of targeting small and medium sized businesses as loan clients. In this regard, we note your disclosure in the first risk factor on page 21, which discloses that small to medium sized businesses may be subject to higher loss rates than larger borrowers. As another example, please balance your discussion with a discussion of the risks your business faces from business concentration in Tennessee, specifically in the Nashville MSA, as you discuss in the second risk factor on page 18.

Risk Factors, page 18

We are dependent on the services of our management team…, page 20

4.   Please tell us what consideration you have given to disclosing in this risk factor the extent to which personnel departures have affected your business. For example, we note a news article published April 27, 2015 in the Nashville Business Journal reporting the departure of certain employees from your health care banking team.

We target small and medium sized businesses as loan clients…, page 21

5.   Please quantify the amount of loans to small to medium-sized businesses in your loan portfolio in recent periods.

Cautionary Note Regarding Forward-Looking Statements, page 42

6.   We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.

Management's Discussion and Analysis of Financial Condition…, page 50

Noninterest Income, page 61

7.   We note your disclosure that you "have a revenue-sharing relationship with a registered broker-dealer, which generates wealth management fees." Please tell us the material terms of this relationship.

Noninterest Expense, page 62

8.   Please revise the last paragraph on page 62 to define the acronym "FIS."

Certain Relationships and Related Party Transactions, page 123

Related Party Transactions, page 123

9.   We note your statement that you "do not believe" that the referenced related party loans present more than the normal risk of uncollectability or other unfavorable characteristics. Please remove the belief qualifier or tell us why such qualification is appropriate under Instruction 4 to Item 404(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 126

10.   Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

- at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Description of Capital Stock, page 130

11.   We note your disclosure in the introductory paragraph that the description appearing in this section is qualified by "reference to federal and state banking laws and regulations and the Tennessee Business Corporation Act and other applicable law." You may not qualify your prospectus in this manner, unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your disclosure accordingly.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Wes Scott, Esq.